July 2, 2010

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Via Facsimile AND EDGAR

Re:           Advance Auto Parts, Inc.

Dear Mr. Owings,

This letter sets forth the response of Advance Auto Parts, Inc. (the “Company”) to the comment letter, dated June 18, 2010, of the staff of the Division of Corporation Finance (the “Staff”) to the Definitive Proxy Statement on Schedule 14A filed on April 9, 2010 (the “2010 Proxy Statement”).  In order to ease your review, we have repeated each comment in its entirety.

Annual Report on Form 10-K for the period ending January 2, 2010

Definitive Proxy Statement on Schedule 14A

Related Party Transactions, page 12

1.
Please expand your proposed disclosure in response to comment two of our May 24, 2010 letter to clarify what, if any, action is taken by the Chair when he or she is notified by the general counsel’s office of a related party transaction or relationship that was disclosed pursuant to your Code of Ethics and Business Conduct.  Please also clarify whether disclosures pursuant to your Code of Ethics and Business Conduct are affirmatively approved or ratified, and if so, by whom.  In this regard, we note the second to last sentence of your proposed disclosure which states that with respect to related party transactions disclosed in the Annual Questionnaire, your Nominating and Corporate Governance Committee will determine how this affects a director’s independence.  This disclosure, however, does not address the ultimate actions taken with respect to disclosure under the Code of Ethics and Business Conduct, as opposed to the Annual Questionnaire, nor does it address the ultimate actions taken with respect to disclosure by officers in any instance.

H. Christopher Owings
United States Securities and Exchange Commission
July 2, 2010

Response:  In light of the Staff’s comments, in future filings the Company proposes to provide additional specificity regarding the process for reviewing and approving related party transactions.  Below, we have provided an example of this supplemental disclosure, which we have revised from the proposed disclosure provided in our letter dated June 8, 2010:

“Pursuant to our Code of Ethics and Business Conduct, officers and directors are required to disclose to the Chair of the Nominating and Corporate Governance Committee of the Board or to our general counsel any transaction or relationship that may create an actual or perceived conflict of interest.  Our general counsel’s office reviews such transactions or relationships and advises the Board or an appropriate Committee of the Board in the event that a transaction or relationship is determined to be a related party transaction.  The Board or the appropriate Committee of the Board will then review the transaction in light of the relevant facts and circumstances and make a determination of whether to ratify or approve the transaction.  In the case of a transaction involving a director, the Nominating and Corporate Governance Committee would also review the transaction to determine whether it might have an effect on the independence of the director.  The Nominating and Corporate Governance Committee reports its conclusions and recommendations to the Board for its consideration.

In addition, our Guidelines on Significant Governance Issues require directors to disclose to the Board (or Audit Committee) any interest that he or she has in any contract or transaction that is being considered by the Board (or Audit Committee) for approval.  After making such a disclosure and responding to any questions the Board may have, the interested director is expected to abstain from voting on the matter and leave the meeting while the remaining directors discuss and vote on such matter.

On an annual basis, each director and executive officer is obligated to complete a Director and Officer Questionnaire which requires disclosure of any transactions with the Company in which the director or executive officer, or any member of his or her immediate family, has a direct or indirect material interest.  The annual Director and Officer Questionnaire is prepared and distributed by our general counsel’s office, and each director or executive officer returns the completed questionnaire to the general counsel’s office for review.  Upon learning that a related party transaction may exist, the general counsel’s office reviews the transaction or relationship and advises the Board or an appropriate Committee of the Board in the event that the transaction or relationship is determined to be a related party transaction.  The Board or an appropriate Committee of the Board will then review the transaction in light of the relevant facts and circumstances and make a determination of whether to ratify or approve the transaction.  In the case of a transaction involving a director, the Nominating and Corporate Governance Committee would also review the transaction to determine whether it might have an effect on the independence of the director.  The Nominating and Corporate Governance Committee reports its conclusions and recommendations to the Board for its consideration.   Any related party transactions with directors or executive officers that have been identified through the processes described above are disclosed consistent with applicable rules and regulations.”

H. Christopher Owings
United States Securities and Exchange Commission
July 2, 2010

Alignment with Stockholder Interests, page 25

2.
In response to comment six of our May 24, 2010 letter you describe the process you use for establishing your compensation programs.  However, it does not appear that you have disclosed the process that you undertook in reaching the conclusion that neither your annual nor long-term incentive compensation plans “would be reasonably likely to have a materially adverse effect on the Company.”  Please advise.

Response: As part of the annual planning process, Company management developed recommendations for annual and long-term incentive plan measures and performance scales that were in turn presented to the Compensation Committee.  The Compensation Committee, with the guidance and assistance of its independent compensation consultant, reviewed and approved compensation components, including the annual and long-term incentive plan measures and performance scales, for all named executive officers and other senior executives.  As part of their review, the Compensation Committee and its independent consultant considered the potential risks, if any, associated with the Company’s compensation policies and practices.  The Compensation Committee considered several aspects of the Company’s compensation components, including those set forth below, which mitigate potential incentives for taking excessive risks:

•	the Company uses a balanced and diverse compensation structure designed to link an appropriate portion of compensation to both annual and long-term performance;
•
under the Company’s annual incentive bonus plan, the risks and rewards to the Company of an employee’s performance are evaluated on an annual basis, thereby allowing the Company adequate time to consider performance;

•	annual incentive plan payments to the named executive officers are subject to a maximum amount and the Compensation Committee has discretion to adjust payments downward;
•	the structure of the Company’s annual incentive compensation is based on multiple performance metrics that are consistent with our long-term goals;
•
the Company’s annual incentive compensation structure includes multiple or graduated pay-out levels based on pre-established targets, as compared to a single pay-out level which could encourage excessive risk taking among employees to achieve the single target or otherwise be ineligible for any bonus;

•
a substantial portion of long-term incentive compensation consists of equity awards granted to employees under the Company’s equity-based plan that are subject to multi-year time vesting or performance conditions, which require an employee to commit to a longer time horizon for such awards to be valuable;

H. Christopher Owings
United States Securities and Exchange Commission
July 2, 2010

•
the Company’s annual compensation review and performance evaluation process does not focus entirely on the Company’s financial results but considers other factors that do not encourage excessive risk-taking, like operational improvements, customer satisfaction, team member engagement and leadership effectiveness; and

•
regular management reviews and audits are conducted quarterly to ensure short-term incentives are appropriately linked to business outcomes, and the results of the audits are regularly reported to the Compensation Committee.

Based on this review and the factors noted above, the Compensation Committee concluded that neither our annual nor long-term incentive compensation plans would be reasonably likely to have a materially adverse effect on the Company.

Thank you for your attention to the Company’s response to your comments.  Should you have any questions or comments with respect to this filing, please call me at (540) 561-6459 or fax at (952) 715-5088.

Sincerely,

/s/ Michael A. Norona

Michael A. Norona

cc:	Mara L. Ransom (Securities and Exchange Commission)
Christina Melendi (Bingham McCutchen LLP)